Exhibit 99.1

Locafy Announces Updated Profitability Timeline for FY 2023

Management Expects to Achieve Profitability in FQ4 of 2023 Based on Completed Integration of Jimmy Kelley Digital, Recent Product Launches, and Streamlined Internal Processes

PERTH, Australia – January 9, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced an updated timeline for achieving profitability during the 2023 full-year period.

Over the past several months, Locafy has completed a series of initiatives in line with the Company’s growth strategy, including: the September 2022 acquisition of Jimmy Kelley Digital (“JKD”), a Search Engine Optimization (“SEO”) technology firm led by SEO and e-commerce specialist Jimmy Kelley; the October 2022 launch of Brand Boost, an e-commerce SEO marketing tool that increases brand visibility and drives online product sales for Locafy clients; the December launch of Keystone, a national SEO solution that enhances search engine ranking results of companies seeking national prominence for target keywords; and, a series of internal reorganizations and cost cutting initiatives across all areas of the business.

Locafy’s recent execution on this strategy positions the Company to reach profitability in the coming months. First, the integration of JKD into Locafy’s processes has reached its final stages. Jimmy Kelley, now Locafy’s Global Head of Search Technology, has already begun leading-edge training and educational programs for SEO industry thought leaders via Locafy’s’ SEO Mastermind Academy. When the Mastermind group and other resellers are trained on the latest SEO techniques, the Company anticipates this will drive product sales for Locafy’s technology solutions for local, brand and national SEO customers. The Company expects to generate further revenue growth as these new products gain traction within the Locafy reseller network, which is largely concentrated in North America and Australia.

JKD’s proprietary research has also helped to bolster Locafy’s R&D efforts, in part by facilitating the launch of Locafy Brand Boost and Keystone products, amongst other software enhancements. Having commercially launched these products, management has transitioned the Company’s R&D efforts into a more streamlined structure with reduced overheads. The Company has reduced its monthly expenses and it expects, based on historical financial results and management’s current revenue projections, to be profitable by the beginning of Locafy’s fiscal fourth quarter, starting in April 2023.

“The last few months have been transformational for our technology, client base, and team,” said Locafy CEO, Gavin Burnett. “Our best-in-class software products will help us continue to scale and deliver our solutions to more customers, increasing recurring revenue. With our current projections in mind and after completing several cost-reduction initiatives, we expect Locafy to be profitable by the beginning of April. We are encouraged by the opportunity ahead of us in the second half of our fiscal 2023, and look forward to communicating our progress towards this important milestone.”

For more information about Locafy, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F, filed with the Securities and Exchange Commission on November 15, 2022. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com